ITEM 77.K.
                  Change in Registrant's Certifying Accountant


     On July 16, 2002 the Board of Trustees of the Brundage, Story and Rose Investment Trust voted to change the Registrant's independent public accountant for the fiscal year ending November 30, 2002 from Arthur Andersen LLP to Ernst & Young LLP. During the Registrant's two most recent fiscal years prior to engaging Ernst & Young the Registrant did not consult Ernst & Young on any accounting matter. During the Registrant's two most recent fiscal years, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures.